Filed by: Suncor Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Oil Sands Limited
Form F-80 File No.: 333-207268

On October 5, 2015, Suncor Energy Inc. first used or made available the following communications:

1.	Written presentation materials entitled “Suncor’s proposed acquisition of Canadian Oil Sands Limited: Building on 50 years of oil sands experience”, dated October 5, 2015;

2.	Transcript of the audio portion of a webcast presentation and conference call originally held by Suncor Energy Inc. on October 5, 2015.

(Materials begin on the following page)

Exhibit 1

Explanatory Note: The following are written presentation materials entitled “Suncor’s proposed acquisition of Canadian Oil Sands Limited: Building on 50 years of oil sands experience” first used by Suncor Energy Inc. on October 5, 2015.

(Presentation materials begin on the following page.)

Suncor's proposed acquisition of Canadian Oil Sands Limited
Information
for
Canadian
Oil
Sands
Limited
(COS)
Shareholders
–
Published
October
5,
2015
All amounts in this presentation are in Canadian dollars (unless otherwise noted). Please review Advisories section.
Building on 50 years of oil sands experience

Advisories
NOTICE TO U.S. HOLDERS
The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a
Canadian
issuer
that
is
permitted,
under
a
multijurisdictional
disclosure
system
adopted
by
the
United
States,
to
prepare
the
Offer
Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements
are
different
from
those
of
the
United
States.
The
financial
statements
included
or
incorporated
by
reference
in
the
Offer
Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.
Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.
The
enforcement
by
shareholders
of
civil
liabilities
under
U.S.
federal
securities
laws
may
be
affected
adversely
by
the
fact
that
each
of
Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.
THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES
COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE
OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United
States, Canada or its provinces or territories.
On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the
Offer. This presentation is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the
SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION
STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE
OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY
CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as
well
as
other
filings
containing
information
about
Suncor,
at
the
SEC's
website
(www.sec.gov).

Advisories (continued)
This presentation does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by
Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015 along with the accompanying Letter of Transmittal, Notice of
Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction.  The information provided in this presentation is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer
Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.
Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS' publicly filed documents, including the financial and reserves information reproduced herein. COS has not reviewed this presentation and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all historical information regarding COS included in this presentation, including all of its financial and reserves information and the pro forma financial and reserves information reflecting the pro forma effects of a combination of Suncor and COS has been derived, by necessity, from COS' public reports and securities filings on SEDAR. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.
The information provided in this presentation is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents.
The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.
This presentation contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information”
within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about the Offer (including the proposed transaction summary (consideration, key metrics, pro forma ownership and key conditions and timing) and the expected COS shareholder potential benefits and expected pro forma benefits);
Suncor’s expected future growth projects; synergies, savings, and commitments to the Syncrude project; Suncor’s anticipated future production growth; reserve life for each entity; capital expenditures; the NYMEX CL Light Sweet Crude Oil Futures contract settlement prices as presented on slides herein; and expectations with respect to dividends, share repurchases and future oil exposure, which are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimates”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, those relating to the tax treatment of shareholders, the expected timing of the consummation of the Offer, and certain strategic and financial benefits and operational and cost efficiencies expected to result from the consummation of the Offer) are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations
(including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals;
the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions. (…Continued)
OFFER
DOCUMENTS
Certain
information
contained
in
this
presentation
has
been
taken
from
or
is
based
on
COS
documents
that
have
been
publicly
filed
on
SEDAR
under
COS'
profile
at
www.sedar.com.
FORWARD-LOOKING
STATEMENTS

Advisories (continued)
($
millions)
Total
June 30
2015
Mar 31
2015
Dec 31
2014
Sept 30
2014
Cash flow provided by operating activities
7 590
1 794
876
2 015
2 905
Increase (decrease) in non-cash working capital
(188)
361
599
(523)
(625)
Cash flow from operations
7 402
2 155
1 475
1 492
2 280
FORWARD-LOOKING
STATEMENTS
(CONTINUED)
All figures and descriptions provided herein related to the proposed transaction, including those around consideration, key metrics, pro forma ownership, reasons for the Offer, potential benefits to Suncor and COS shareholder and expected pro forma benefits are based on and assume the following: (i) Suncor’s and COS' dividends, debt, liquidity, credit ratings, debt costs and assets (including reserves) will not in any way change from what was the case on October 2, 2015, in the case of Suncor, and from what Suncor ascertained from COS' public filings on SEDAR up to and including October 2, 2015, in the case of COS, and in the case of reserves, those reported by Suncor and COS in their most recent annual information forms as at December 31, 2014;  (ii) 484.6 million common shares of COS issued and outstanding immediately prior to the closing of the Offer; (iii) that all of the
Shares are tendered to the Offer pursuant to the terms thereof; and (iv) no other Suncor common shares or common shares of COS are issued before closing of the Offer.
Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended June 30, 2015 (the “Second Quarter MD&A”) and dated July 29, 2015, 2014 Annual
Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.
The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer Documents, the Second Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities
Certain financial measures in this presentation – namely cash flow from operations, free cash flow and free cash flow per share – are not prescribed by Canadian generally accepted accounting principles (“GAAP”). All non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. All non-GAAP measures are included because management uses the information to analyze business performance, leverage and liquidity and therefore may be considered useful information by investors.
Cash flow from operations for Suncor for each of the four quarters ended below is defined and reconciled to the GAAP measure of cash flow provided by operating activities for the corresponding period below. Free cash flows and free cash flows per share for Suncor and COS for 2012, 2013, 2014 and the six months ended June 30, 2015 are defined and reconciled on slide 12.
NON-GAAP
MEASURES
commissions
at
www.sedar.com
and
the
United
States
Securities
and
Exchange
Commission
at
www.sec.gov,
and
readers
should
refer
to
such
risk
factors
and
other
statements in evaluating the forward-looking statements contained in this presentation.

Advisories (continued)
RESERVES
Unless noted otherwise, reserves information presented herein is presented as working interests (operated and non-operated) share before deduction of royalties and without including any royalty interests, is at December 31, 2014, and is rounded to the nearest hundred million barrels of oil or barrels of oil equivalent (boe). For more information on
Suncor’s reserves, including definitions of proved and probable reserves, Suncor’s interest, location of the reserves and the product types reasonably expected therefrom, please
Certain oil and gas reserves presented in this presentation have been prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities
("NI 51-101"), which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K.  The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed herein in compliance with NI 51-101 are not comparable to those disclosed by
U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51-101, the Offeror has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of future net revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts. Consequently, the oil and gas reserves estimates presented herein are prepared in accordance with
NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC.
BOE

Barrels of oil equivalent (boe) - Certain natural gas volumes have been converted to barrels of oil on the basis of six thousand cubic feet to one boe. This industry convention is not indicative of relative market values, and thus may be misleading.
see
Suncor’s
most
recent
Annual
Information
Form
available
at
www.sedar.com
and
www.sec.gov.
For
more
information
on
COS'
reserves,
see
COS'
most
recent
Annual
Information
Form
available
at
www.sedar.com.

Consideration
•
Suncor proposes to acquire Canadian Oil Sands Limited (TSX: COS) in an all share
transaction
valued
at
approximately
$6.6
billion
1
•
Exchange ratio of 0.25 of a Suncor share per COS share
•
Implied
acquisition
price
2
of
$8.84/COS
share
represents
a
substantial:
•
43% premium to COS' share price of $6.19 on October 2, 2015
•
35%
premium
to
COS'
30-day
volume-weighted
average
share
price
of
$6.54
Key metrics
•
Equity
Value
3
/Cash
Flow
4
multiple
of
8.2
•
Enterprise
Value
5
/2P
Reserves
6
of
$4.12/boe
•
Cost
per
flowing
barrel
7
of
$67,500
Pro Forma
ownership
•
At closing, COS shareholders are expected to own ~7.7% of Suncor
•
Suncor working interest in Syncrude would increase to 48.74%
Key conditions
and timing
•
Tender period of 60 days and structured as a ‘permitted bid’ under COS'
shareholder rights plan
•
No due diligence requirements prior to closing
•
Customary regulatory approvals
Proposed transaction summary
(1)
Includes equity consideration of approximately $4.3 billion and net debt of approximately $2.3 billion as of June 30, 2015.
(2)
Based on the closing price of Suncor on the TSX on October 2, 2015.
(3)
Equity
value
is
defined
as
the
number
of
Suncor
common
shares
offered
to
COS
shareholders
pursuant
to
the
Offer
multiplied
by
the
closing
price
of
Suncor’s
common
shares
on the TSX on October 2, 2015 (the “Equity Value”).
(4)
COS' trailing 12 month cash from (used in) operating activities ended June 30, 2015.
(5)
Enterprise value is defined as the Equity Value plus COS’ total debt minus its cash and cash equivalents, as at June 30, 2015 (the “Enterprise Value”).
(6)
2P Reserves are COS proved and probable (2P) reserves.  Reserves are presented as working interest (operated and non-operated) share before deduction of royalties
and
without
including
any
royalty
interests,
and
as
of
December
31,
2014.
See
Reserves
in
the
Advisories.
(7)
The Enterprise Value divided by 98,300 bbls/d, COS' average daily production rate for the eight months ended August 31, 2015.

Premium
•
All share offer at a substantial share price premium
to
October 2, 2015 close
Dividend
•
Opportunity
for cash dividend increase for COS shareholders
•
Suncor has a solid record of growth and sustainability
Savings
•
Elimination of redundant administration costs
•
Simplified governance
Quality
•
Strong investment grade balance sheet, greater financial liquidity
•
Large, diverse and integrated oil-focused portfolio of assets
Operating
Experience
•
Superior reliability of assets
•
Operating for five decades in the oil sands
Integration
•
Midstream
and downstream assets and expertise enable
superior price realization
Upside
•
Continued
leverage
to
oil
price
and
long-life,
low
decline
assets
•
Canada’s leading integrated energy company
Why this Offer makes sense

WTI
right scale
COS
left scale
NYMEX CL Light Sweet Crude Oil futures
contract settlement prices
as at April 9, 2015
as at September 30, 2015
Suncor-COS discussion history
(1)
Price determined by the ratio of 0.32 Suncor/COS shares,
based upon the March 31, 2015 Suncor closing price.
(2)
Price determined by the ratio of 0.25 Suncor/COS shares,
based upon the October 2, 2015 Suncor closing price.
Dec
2015
2016
2017
First Suncor -
COS
Discussion
March 6
Second COS
rejection letter
April 16
First Suncor
expression of
interest letter
March 9
First COS
rejection letter
March 13
Second meeting and
implied
offer
value
1
of
$11.84/share
April 9
Implied
offer
value
2
of
$8.84/share
–
a 43% premium to COS’ close on October 2, 2015 compared to a 26%
increase
in
the
four
year
futures
strip
(Dec.
2015
–
2019
average)
2018
2019
Futures are
down ~17%
since April 9
$0
$20
$40
$60
$80
$100
$0
$3
$6
$9
$12
$15
Jan
2015
Mar
2015
May
2015
Jul
2015
Sep
2015

Substantial
All share transaction

Dividend increase
on a per COS share basis

All
enable tax

Annual
savings

Oil exposure
retained

Unmatched
brought by Suncor

Expected average annual five
year production growth

Financially stronger,
company

SUNCOR

Significant benefits
COS shareholder potential benefits
Expected Pro Forma benefits
(1)
Based
on
Suncor’s
closing
price
of
$35.37
per
share
on
the
TSX
and
COS'
closing
price
of
$6.19
per
share
on
the
TSX
as
at
October
2,
2015.
(2)
Based on Suncor’s and COS' current quarterly dividends.
(3)
Estimate is before tax and based on COS' 2014 general administration expenses.
(4)
5% is inclusive of 2015 to 2019, and assumes Suncor maintains current production levels, Hebron and Fort Hills ramp up on schedule (as disclosed by Suncor) and the announced
purchase
of
the
additional
10%
of
Fort
Hills
by
Suncor
from
Total
E&P
Canada
Ltd.
closes.
See
Forward-Looking
Statements
in
the
Advisories.
(5)
The Enterprise Value (as described on slide 6) divided by 98,300 bbls/d, COS' average daily production rate for the eight months ended August 31, 2015.
(6)
Reserves are presented as working interest (operated and non-operated) share before deduction of royalties and without including any royalty interests, and as of December 31, 2014. See Reserves
in the Advisories.
(7)
Net debt is defined as total debt less cash and cash equivalents. Capitalization is defined as total debt plus the book value of shareholders’ equity. Pro forma as at June 30, 2015.
43%
upfront
premium
1
45%
2
Tax-
Deferred
share
exchange
intended
to
-deferred
rollover
$25M
administration cost
3
99%
and price upside
50 years
oil sands experience
~5%
4
Investment
Grade
more stable
6.9%
Production increase per Suncor
share, pro forma June 30, 2015
$67,500
Competitive
cost per flowing
barrel
5
Increased
Integration
and marketing
synergies
Low
Cost of integration
Continued
Strong operational performance
9.1 billion
Long-life, low decline 2P
reserves
6
19%
Low leverage maintained
net debt/capitalization
7
9
million
Increased
liquidity
-
Suncor’s
typical daily trading volume

Participate in Canada’s leading integrated energy company
Suncor -
A growing business with complementary upstream & downstream operations
$59B
Enterprise value
1
June 30, 2015
581 000
99% oil production
boe/d for the six months ended June 30, 2015
Refining capacity
bbls/d as at June 30, 2015
462 000
Liquidity
Cash & cash equivalents ($4.9 billion) plus unutilized credit facilities as at June 30, 2015
$11.8B
Cash flow from operations
4
Trailing 12 months as at June 30, 2015
$7.4B
Capital expenditures
2015 Guidance midpoint excluding capitalized interest
$6.1B
East
Coast
North
Sea
Stavanger
London
Aberdeen
Buzzard
Golden Eagle
Denver
Sarnia
St. John’s
Hibernia
Terra Nova*
Hebron
White Rose
Fort
McMurray
Base Plant
& Mine*
Firebag*
Syncrude
pro forma
MacKay
River*
Fort Hills*
Oil Sands
Head office
Calgary
Regional office
Upstream facility
*operated
Downstream facility
Mississauga
Circles are scaled to relative net capacities in boe/d
Edmonton
(1)
Market capitalization plus total debt minus cash and cash equivalents.
(2)
As at December 31, 2014 and assumes that 7.5 billion boe of proved and probable reserves are produced at a rate of 534,900 boe/d, Suncor’s average daily production rate in 2014. Reserves are presented as working interest (operated and non-operated) share before deduction of royalties and without including any royalty interests, and as of
December 31, 2014. See Reserves
in the Advisories.
(3)
5% is inclusive of 2015 to 2019, and assumes Suncor maintains current production levels, Hebron and Fort Hills ramp up on schedule (as disclosed by Suncor), and the announced purchase of the additional 10% of Fort Hills by Suncor from Total E&P Canada Ltd. closes. See Forward-Looking Statements in the Advisories.
(4)
CFOPs
is
a
non-GAAP
measure.
See
Non-GAAP
Measures
in
the
Advisories
for
a
reconciliation
of
cash
flow
from
operations
to
cash
flow
provided
by
operating activities, a GAAP measure.
Expected average annual five
year production growth
3
~5%
38
years
2P reserve life index
2
Montreal

Current per share
(+4% in Q3 2015)

Five

Consecutive annual dividend increases

Shares repurchased 2011

Shares outstanding cancelled since 2011

Share repurchase
planned by end of Q1 2016

SUNCOR

29¢
quarterly dividend
>20%
year dividend CAGR
1
13 years
$5.3B
-2014
10%
$250M
3
Suncor
-
A
strong
track
record
of
returning
cash
to
shareholders
(1)
Compound annual growth rate (CAGR).
(2)
Based on the weighted average number of shares outstanding in each year for 2011 to 2014 and as at June 30, 2015 in the case of 2015, and assumes a quarterly dividend going forward of $0.29 per share (subject to approval by Suncor’s Board of Directors).
(3)
Targeted following completion of the Offer, subject to market conditions and assumes bid is completed in sufficient time to continue purchases.
Repurchases per share
2
Dividends
per share
2
2011
2012
2013
2014
2015e
Q1 2016e
0.32
0.94
1.12
1.14
0.17
0.43
0.50
0.73
1.02
1.14
e = estimated

(1)
Free cash flow, free cash flow per share and cash flow from operations are non-GAAP measures. See Non-GAAP Measures in the
Advisories.
(2)
Figures are divided by the weighted average number of shares outstanding in each period for each respective company.
Suncor
has
generated
superior
free
cash
flow
1
Suncor free cash
flow
1
per
share
2
COS free cash flow
1
per
share
2
2012
2013
2014
2015
Six months
ended June 30
1.80
1.76
1.43
0.50
1.02
0.01
0.36
-0.17
Free
cash
flow
1
reconciliation
Six months
ended June 30
Suncor ($ millions, except as
2012
2013
2014
2015
Cash flow provided by operating activities
8 859
10 100
8 936
2 670
Increase (decrease) in non-cash working capital
874
(688)
122
960
Cash
flow
from
operations
1
9 733
9 412
9 058
3 630
Capital and exploration expenditures
(6 957)
(6 777)
(6 961)
(2 901)
Free
cash
flow
1
2 776
2 635
2 097
729
Weighted average number of shares outstanding
(millions)
1 545
1 501
1 462
1 445
Free
cash
flow
1
per
share
2
($)
1.80
1.76
1.43
0.50
COS
($ millions, except as otherwise noted)
Cash flow provided by (used in) operating activities
1 864
1 583
745
(74)
Increase (decrease) in non-cash working capital
(283)
(236)
361
220
Cash
flow
from
operations
1
1 581
1 347
1 106
146
Capital and exploration expenditures
(1 086)
(1 342)
(930)
(228)
Free
cash
flow
1
495
5
176
(82)
Weighted average number of shares outstanding
(millions)
485
485
485
485
Free
cash
flow
1
per
share
2
($)
1.02
0.01
0.36
(0.17)
otherwise noted)

Dividend growth comparison
(1)
Global peers in alphabetical order, not necessarily as they appear in the chart: Anadarko Petroleum Corporation, Apache Corporation, COS, Cenovus
Energy Inc., Chesapeake Energy Corporation, Chevron Corporation, Canadian Natural Resources Limited, ConocoPhillips Co., Devon Energy
Corporation, Encana Corporation, Enersis S.A., EOG Resources Inc., Exxon Mobil Corporation, Hess Corporation, Husky Energy Inc., Imperial Oil
Limited, Marathon Oil Corporation, Murphy Oil Corporation, Occidental Petroleum Corporation, Royal Dutch Shell P.L.C. and Total S.A.
(2)
Includes distributions on COS predecessor’s trust units prior to December 31, 2010.
Five
Year
Dividend/Distribution
Growth
1
September 2010 to September 2015
190%
Global
peers
1
-100%
0%
100%
200%
-90%
2

Suncor
17%
COS
36%
Net Debt to Capitalization
as
at
June
30,
2015
2
Delivering for equity holders while maintaining a strong balance sheet
Suncor
Pro Forma
19%
(1) Source: Bloomberg, from October 3, 2010 to October 2, 2015 inclusive.
(2) Net debt is defined as total debt less cash and cash equivalents. Capitalization is defined as total debt plus the book value of shareholders’ equity.
Suncor
+15%
COS
-69%
TSX Capped
Energy Index
-32%
Five Year Total Shareholder Returns
including
reinvested
dividends
1
Marginal
credit
profile
Strong
credit
profile

(1)
Current and pro forma percentages are based on boe production for the six months ended June 30, 2015.
(2)
North America Onshore and Libya.
(3)
Suncor’s gross revenues net of royalties less purchases of crude oil and products and less transportation, divided by upstream production.
All figures rounded to the nearest dollar.
Exposure to oil price upside
Suncor production
Current
1
Pro
Forma
1
99%
Oil
SCO
63%
Offshore
19%
Bitumen
17%
Other
2
1%
99%
Oil
SCO
68%
Offshore
17%
Bitumen
14%
Other
2
1%
Exposure to global oil price
Suncor integrated
realizations
per
boe
3
COS light sweet
SCO per barrel
Brent
C$ per barrel
2015
six months
ended June 30
$103
$108
$114
$87
$92
$100
$99
$65
$112
$112
$109
$83
2012
2013
2014

(1)
Reserves are presented as working interest (operated and non-operated) share before deduction of royalties and without including any royalty
interests,
and
as
of
December
31,
2014.
See
Reserves
in
the
Advisories.
(2)
As at December 31, 2014 and assumes that approximately 7.5 billion boe of proved and probable reserves (2P) are produced at a rate of 534,900 boe/d, Suncor’s average daily production rate in 2014.
(3)
As at December 31, 2014 and assumes that approximately 1.6 billion boe of proved and probable reserves (2P) are produced at a rate of 94,557 boe/d, COS' average daily production rate in 2014.
(4)
Excludes Libya and North American Onshore production.
(5)
Compound annual growth rate (CAGR).
Larger, world class reserve base and expected production growth
Both companies have long-life,
low decline reserves
Billions
of
Boe
1
Suncor offers attractive production
growth with the benefits of diversification
Thousands
of
barrels
per
day
4
4.7
1P
Suncor
0.7
1P
COS
7.5 2P
1.6 2P
38
years
RLI
1,2
46
years
RLI
1,3
Suncor
Offshore
454
505
524
574
106
98
95
92
2012
2013
2014
2015
six months
ended June 30
Synthetic
crude oil
Bitumen
sales
COS
Synthetic
crude oil

Suncor brings strong operating experience

Upgrader
utilization
SCO barrels produced divided by
350,000 barrels per day
1
2015
six
months
ended June 30
2012
Suncor
Syncrude
(1)
Nameplate capacity of both the Syncrude and Suncor upgrading complexes is 350,000 barrels per day.
(2)
Based on mined bitumen and synthetic crude oil production for the six months ended June 30, 2015. Source: Alberta Energy Regulator.
(3)
Based on thermally produced bitumen volumes for the six months ended June 30, 2015. Source: Alberta Energy Regulator.
(4)
Based on refining & marketing net earnings per barrel of capacity versus Suncor’s peers. See note 1 on slide 18.
2013
50 Years
Operating experience
in
the oil sands
Largest
Miner
and
upgrader
2
Largest
In
situ
producer
3
Most
profitable
North
American
refiner
4
Continuous
Improvement
Operational
excellence
management system
Innovation
Advancing new
technologies
2014
0%
20%
40%
60%
80%
100%

*
*
*
*
*
Benefits of integration from Suncor’s downstream
18
Refinery utilization vs. US average
Percent of refining capacity
6.20
Suncor
US
average
2
80%
90%
100%
2009
2011
2013
2015
Six months
ended June 30
R&M
Net
Earnings
1
US$/bbl of capacity
Suncor
2015
six months
ended June 30
High
Average
Low
Peers
1
0
5
10
15
2011
2012
2013
2014
•
Suncor’s downstream is an industry leader in profitability and reliability
•
The integrated business model has enabled Suncor to capture margins across the value chain and maximize the value of Oil Sands production
•
Integration mitigates crude oil price differential volatility and provides downside protection in a low commodity price environment
(1)
Net earnings per barrel of capacity. Peers consist of Alon USA Energy, Inc., CVR Refining, LP, the U.S. downstream divisions of Chevron Corporation and Exxon Mobil Corporation, HollyFrontier Corporation, the downstream divisions of Imperial Oil Limited and Husky Energy Inc., Marathon Petroleum
Corporation, PBF Energy Inc., Phillips 66 Company, Tesoro Corporation, United Refining Company, Valero Energy Corporation and Western
Refining, Inc. Suncor, CVR Refining, LP and Husky Energy Inc. report net earnings on a first-in-first-out inventory valuation basis, while other peers report on a last-in-first-out basis and therefore Suncor’s net earnings in a given period may not be comparable to those peers.
(2)
Source: US Energy Information Administration.

Suncor is the largest operator in the oil sands
Syncrude
Fort
Hills
Voyageur
South
Millennium&
Steepbank
Mines
Lewis
Firebag
Mackay
River
Suncor & other JV
properties
Syncrude properties
Experience
Brings strong operating experience to governance of Syncrude Board and Management Committee
Commitment
Would commit additional experienced personnel to work with operator on reliability and long-term strategic decision making
Synergies
Explore regional synergies with respect to operations, capital investment and technology

Suncor is offering compelling value to COS shareholders
•
Substantial premium
to pre-Offer market value (+43%)
•
Significant opportunity for cash dividend increase (+45%) with a track record of delivering increasing returns to shareholders
•
Participation in Suncor’s anticipated growth
and shareholder value
creation
•
Continued exposure to oil price recovery
•
Intended to enable tax-deferred rollover on closing
•
Expected
elimination
of
$25
million
administration
costs
annually
•
Simplified and enhanced Syncrude governance
•
With a 48.74% working interest in Syncrude, Suncor would commit additional experienced personnel to work closely with the operator to improve reliability and long-term strategic decision making
•
Increased liquidity, stronger balance sheet and improved credit profile
•
Capture
regional
synergies
associated
with
Suncor’s
midstream
and
downstream asset base and profitable integrated model

Current tender process, timing and instructions (subject to change)
•
Offer open for 60 days, expiring December 4, 2015
•
Registered COS shareholders wanting to benefit from the Offer must complete and deliver Letter of Transmittal and share certificates to Depositary
•
Beneficial (i.e. non-registered) COS shareholders must contact their broker, financial institution or other entity that holds their Shares to tender to the Offer
•
Any questions can be directed to:
•
Email offer@suncor.com
(investor relations managed inbox)
•
Information Agent, D.F. King Canada, at 1-866-521-4427 (Toll Free in North
America) or at 1-201-806-7301 (Banks, Brokers and Collect Calls) or by email at
inquiries@dfking.com
•
Dealer Manager in Canada -
J.P. Morgan Securities Canada Inc. at 1-888-270-2178
or 403-532-2134
•
Depositary –
Computershare Investor Services Inc. at 1-800-564-6253 (Toll Free in
North America) or at 1-514-982-7555 (Outside of North America) or at
corporateactions@computershare.com

22 Appendix

Syncrude Overview
Operations
•
Located
near
Fort
McMurray,
AB,
adjacent
to
Suncor
Base
Operations
•
Operates oil sands mines and an upgrading complex
Products
•
Produces
a
single
high
quality,
light,
sweet,
synthetic
crude
oil
(SCO)
blend
referred to as “Syncrude Sweet Premium” (SSP)
Structure
•
The Syncrude Joint Venture is owned and operated by Syncrude Canada
Limited (SCL) and has produced SSP since 1978
•
Imperial
Oil Limited is the provider of a wide range of management and other services to SCL under a Management Services Agreement (MSA)
Capacity
•
Nameplate
capacity of 350,000 barrels per day
Reserves
•
4.4 billion barrels of 2P reserves
1
•
2P
reserve
life
of
46
years
2
Syncrude
Joint
Venture
ownership
Suncor
Energy Ventures
Partnership
Canadian
Oil Sands
Partnership #1
Imperial
Oil Resources
Sinopec
Oil Sands
Partnership
Nexen
Oil Sands
Partnership
Murphy
Oil Company
Ltd.
Mocal
Energy Limited
12.0%
36.74%
25.0%
9.03%
7.23%
5.0%
5.0%
(1)
Represents the working interest (operated and non-operated) share of Syncrude, before deduction of royalties and without including any royalty interests,
and
as
of
December
31,
2014,
and
is
based
on
COS'
reported
reserves
and
interest
in
Syncrude.
See
Reserves
in
the
Advisories.
(2)
Assumes that the approximately 4.4 billion barrels of proved and probable reserves are produced at a rate of 257,368 boe/d, Syncrude’s average daily production rate in 2014, based on numbers reported by COS.

Visit us at the Investor Centre on Suncor.com 1-800-558-9071 offer@suncor.com Investor Relations Contacts Steve Douglas Mark Illing Vice President IR Manager IR 24

Exhibit 2

Explanatory Note: The following is a transcript of the audio portion of a webcast presentation and conference call originally held by Suncor Energy Inc. on October 5, 2015. The slide deck accompanying this presentation is filed herewith as Exhibit 1.

(Transcript begins on the following page)

Explanatory Note: The following is a transcript of the audio portion of a webcast presentation and conference call originally held by Suncor Energy Inc. on October 5, 2015. The slide deck accompanying this presentation is available on Suncor’s website.

Operator introduces Steve Douglas, Vice President Investor Relations

Steve Douglas

Thank you Cathy and good morning and welcome everyone. We certainly appreciate you joining us on such short notice for this call to go into some detail on Suncor’s offer to purchase the outstanding common shares of Canadian Oil Sands.

With me here in Toronto this morning are Suncor’s President and Chief Executive Officer Steve Williams and our Executive Vice President and Chief Financial Officer Alister Cowan.

We’ll be taking the next half hour or so to walk through the slide deck regarding the Offer. Our primary goal today is to explain to Canadian Oil Sands shareholders why we believe we’ve made a compelling offer for you to exchange your COS shares for Suncor shares. As a result of certain restrictions under applicable securities laws, we will not be holding an open Question and Answer period at this time. During the call and throughout the offer period, you can direct questions to us by emailing offer@Suncor.com. That’s “o-f-f-e-r@Suncor.com”. And we’ll endeavour to respond promptly to all questions received. You can review the complete Offer materials filed on SEDAR and EDGAR or contact our Investor Relations department or our Information Agent for the Offer. The contact details are included on the back page of today’s presentation and they’re also in the news release and Offer documents which we filed earlier today.

Before we begin, I would like to point out that Suncor’s offer to purchase shares of Canadian Oil Sands is being made subject to the terms and conditions set out in Suncor’s Offer to Purchase and Take-over Bid Circular dated October 5, 2015, along with the accompanying bid documents. The information being presented today is a summary only, it’s not complete and is qualified in its entirety by reference to the complete text of the Offer Documents, which should be read carefully before decisions are made with respect to the Offer. This presentation should also be viewed and considered in conjunction with the accompanying slide deck, which is available on Suncor’s website and can be downloaded.

Please carefully review the Advisories at the beginning of the slide deck and in the Offer Documents, both of which provide important information.

This presentation does not constitute an offer or a solicitation of an offer to buy or sell securities. Suncor’s offer is being made solely by means of the Offer Documents.

And of course this presentation contains forward looking statements and forward-looking information. Forward-looking statements and information are not guarantees of future performance and they involve a number of risks and uncertainties. Actual performance may differ materially from those presented by such forward-looking statements and information.

The presentation also contains a number of non-GAAP measures and they’re described on slide 4.

And finally our treatment of reserves and use of BOE, barrels of oil equivalent, is described on slide 5.

Turning to Slide 6, I’m going to take a few minutes to review the offer and then I’ll ask Steve Williams and Alister Cowan to provide some comments.

The proposed offer would see Suncor acquire Canadian Oil Sands in an all-share transaction valued at approximately $6.6 billion. Each COS shareholder will be entitled to receive a quarter of a Suncor common share for each COS common share held. Based on the closing prices of the two companies’ shares on Friday, October 2nd, this implies an acquisition price of $8.84 per COS share, that represents a premium of 43% to Canadian Oil Sands’ October 2nd closing share price of $6.19. On a 30 day trailing basis, the offer price represents a 35% premium to COS’ volume weighted average price of $6.54.

The offer places an equity value of approximately $4.3 billion on COS, which equates to a cash flow multiple of 8.2 based on COS’ trailing twelve month data for the period ended June 30, 2015.

Assuming closing, COS shareholders are expected to own approximately 7.7% of Suncor and Suncor’s working interest in Syncrude will rise from 12% to 48.74%.

The offer has a tender period of 60 days. And that time period begins today and it extends to 5:00 p.m. Mountain Time on December 4th, 2015 unless extended or withdrawn by Suncor. The bid is structured as a Permitted Bid under COS’ shareholder rights plan and is subject to the customary regulatory approvals.

I’ll now turn over to Steve Williams and Alister Cowan for their comments.

Steve Williams

Thanks Steve and good morning everyone.

Today’s announcement represents the culmination of several months of work to evaluate an important growth opportunity for Suncor that will generate significant value for both companies’ shareholders. We believe it’s an attractive valuation for Canadian Oil Sands shareholders with the opportunity for them to participate in Suncor’s growth and value creation. It’s also an excellent fit with our stated goals of running the base business very well, investing in profitable growth and returning value to shareholders. The transaction is expected to profitably grow our core oil sands business and generate significant value for both our new and existing shareholders.

•	Suncor is the Canadian oil sands pioneer. We bring 50 years of oil sands experience and unmatched knowledge and expertise to the table. We have demonstrated that expertise through our operational excellence program to improve reliability at our oil sands base operations and across Suncor.

•	We’ve built a strong integrated business with a fortress balance sheet, which has enabled us to produce consistent cash returns for shareholders across the price cycle. In particular, we have outperformed our Canadian peer group over the price cycle, including the recent period of substantially reduced oil prices, a period which most analysts that will be with us for some time to come.

•	As the single largest mining and upgrading company in the oil sands and with an existing 12% stake in Syncrude, we are well positioned to take on Canadian Oil Sands’ 37% working interest in Syncrude and work more closely with the operator to improve performance and drive synergies.

•	We believe that our offer is compelling on a number of fronts:

–	It represents a substantial premium to the recent Canadian Oil Sands trading price.

–	It provides a significant dividend uplift to Canadian Oil Sands shareholders.

–	It’s an all share transaction, which is intended to enable Canadian Oil Sands shareholders to defer the need to recognize gains or losses on the value of their investment.

–	It provides Canadian Oil Sands shareholders with ownership in a stronger, more diversified company with a better credit profile, lower cost of debt, a strong operating culture, lower operating costs and more viable and profitable growth prospects.

–	Importantly, following the transaction, Suncor’s upstream production will continue to be over 99% oil, with over 80% of that production coming from the oil sands. As a result, Canadian Oil Sands shareholders will retain their exposure to long-life, low-decline oil sands assets and the significant, potential upside associated with any eventual recovery in oil prices.

For several quarters now, we have been transparent that we had an M&A team looking at potential transactions that could be value accretive to our shareholders. As it relates to Canadian Oil Sands, we identified a number of potential synergies between the companies and the opportunity for an increased level of input from Suncor in the ongoing operations of Syncrude. In March of this year, we approached Canadian Oil Sands’ CEO and in the course of discussion, the possibility of a negotiated transaction between the two companies was raised. Canadian Oil Sands’ CEO indicated that there was no interest on the part of Canadian Oil Sands in such a deal. We followed up with a letter several days later, confirming our interest in a negotiated transaction and we received a subsequent letter stating that the Canadian Oil Sands board had considered the matter and was not interested in proceeding any further.

In April, I contacted Canadian Oil Sands directly and arranged to meet with the Canadian Oil Sands chairman and CEO to better understand the company’s position. At that meeting, Suncor’s executive again highlighted our interest in a negotiated transaction and outlined the numerous shareholder benefits that would arise from Suncor’s regional perspective as well as additional operational and strategic input could be provided. We followed up that meeting with a letter summarizing our proposal. A week later, Canadian Oil Sands formally responded with a brief letter advising that the company’s board had considered Suncor’s proposal and concluded there was no basis to pursue further discussion. Upon receipt of that letter, we decided not to pursue the matter any further with Canadian Oil Sands at that time.

As you all know, in the months that followed, the industry has experienced a significant deterioration of market fundamentals with crude futures pricing declining by approximately 17%. There is now a broad consensus among analysts and industry experts that we are structurally “lower for longer” oil price world. Suncor has continued to evaluate Canadian Oil Sands and its future prospects including potential synergies that would result from its acquisition by Suncor. We remain convinced there are significant benefits to a transaction for all interested parties. However, given the deterioration of market conditions and the more pessimistic prevailing view on oil price recovery, we believe the value of Canadian Oil Sands has declined since the previous offer was made.

As you can see from the chart, oil prices have declined sharply and the futures curve for oil would suggest that it may be several years before we regain the pricing levels we were anticipating at the time the first offer was made. In light of this structural change in the market, we believe the current Offer represents a full and fair value for Canadian Oil Sands shareholders and allows them to continue to participate in any potential oil price upside.

As Steve mentioned earlier, there are a host of reasons why this deal makes sense for all parties involved:

•	Suncor is offering a substantial upfront premium of 43% to Canadian Oil Sands’ pre-offer share price and a cash dividend increase of 45% in an all share deal that enables a tax-deferred rollover.

•	We expect to eliminate $25 million annually in redundant overhead

•	And of course, Canadian Oil Sands shareholders will retain their exposure to oil and long-life, low decline oil sands reserves, while gaining exposure to Suncor’s diverse asset base, extensive operating experience, history of profitable growth and a rock solid balance sheet.

Suncor expects the deal to be accretive over time. We anticipate low integration costs, a 6.9% increase to production per share and continued low leverage with a net debt to capital estimated at 19%.

With an enterprise value of $59 billion as at June 30th this year, Suncor is Canada’s leading integrated energy company. We currently produce about 580,000 barrels per day of oil, approximately 80% of which comes from the Canadian oil sands. We have abundant reserves, which could support current production levels for over 38 years. We have a number of growth projects in flight that we expect to provide average annual production growth of about 5% until 2020. Our integrated model includes strong mid-stream capability and a top-tier refining network that enables us to maximize the value of our oil sands production. This results in consistently strong cash flow that has exceeded our capital expenditures the past few years. As a result, we have built a strong balance sheet with almost $12 billion of liquidity.

Alister Cowan

Our strong cash flow and disciplined approach to allocating capital has enabled us to steadily increase the cash returned to our shareholders. Our dividend has increased every year since 2002 and over the past five years, it has grown at an annual rate exceeding 20%. The most recent increase occurred in the third quarter of this year when many companies in the sector were reducing their dividends to preserve cash. Since the third quarter of 2011, we’ve bought back and cancelled over $5 billion worth of our shares representing over 10% of the outstanding float. That buyback program continues to be an important option for allocating capital. In order to comply with regulatory requirements however, we have suspended buybacks for the duration of the Canadian Oil Sands Offer period.

As a result of Suncor’s focus on capital discipline and our integrated business model which enables us to maximize price realizations for production, Suncor has been able to generate over $10 billion in free cash flow since 2010. With the sharp fall in oil prices in the past year, most companies in our sector, including Canadian Oil Sands, have shifted to a negative free cash flow position even after substantial reductions in their capital expenditures. However, in the first six months of this year, Suncor produced over $700 million of free cash flow even after investing $1.9 billion in growth projects, demonstrating the resilience of our integrated business model in a low crude price environment.

Our superior cash generation has enabled Suncor to steadily increase our dividend. Over approximately the past five years, the Suncor dividend has increased by almost 200%. During that same period, the Canadian Oil Sands dividend has been reduced by 90%. Going forward Suncor will continue to target a dividend that is competitive, meaningful and sustainable.

Suncor’s strong financial and operational performance combined with our commitment to returning cash to shareholders has resulted in a superior total shareholder return relative to the TSX energy index. Over the five year period ending this past Friday, October 2nd, Suncor shareholders enjoyed a positive 15% return, while the TSX capped energy index provided a negative 32% return and Canadian Oil Sands shareholders suffered a negative 69% return.

At the same time, we have maintained a very solid balance sheet with net debt to capitalization of just 17% and a strong investment grade credit profile. In contrast, Canadian Oil Sands’ net debt to capitalization has risen to 36%, contributing to a downgraded credit profile.

Steve Williams

While Canadian Oil Sands shareholders accepting this offer will realize immediate benefits such as a price premium and a dividend increase, they do not give up the upside associated with any eventual increase in oil prices. Over 99% of Suncor’s current upstream production is oil and about 80% of it comes from oil sands. With the addition of Canadian Oil Sands’ production, Suncor’s upstream will continue to be more than 99% leveraged to oil and the percentage of our production that comes from oil sands is expected to rise to just over 82%.

Most importantly, we’ve consistently demonstrated the ability to achieve Brent pricing for our production thanks to our strong integrated business model. So Canadian Oil Sands shareholders will be positioned to fully participate in any eventual recovery in global oil prices.

One of Suncor’s competitive advantages is its very large, long-life, low-decline reserve base. We have 38 years of proved plus probable reserves. Canadian Oil Sands has a very large, high quality reserve base with a reserve life index of 46 years.

The advantage that will accrue to Canadian Oil Sands shareholders by accepting this offer is that they will participate in Suncor’s continued growth from a portfolio of tier one assets and supported by a strong balance sheet. Over the past five years, Suncor has grown its oil sands and offshore oil production by an average of 10% annually. During that same period, Canadian Oil Sands’ production from Syncrude has actually declined by an average of about 5% per year.

Going forward, Suncor has plans in place to continue to profitably grow production through the end of this decade at an average annual rate of approximately 5% including approximately 125 kbpd from the Fort Hills mining project and the Hebron offshore project starting in late 2017.

Suncor has five decades of oil sands operating experience. We are the largest producer of both mined and in situ bitumen. And we upgrade more of that bitumen than any other company in oil sands. We are forward integrated into the most profitable network of refineries in North America. Across all of our operations, we have undertaken a multi-year operational excellence program that has led to improved reliability and lower operating costs. At the same time, we have invested heavily in R&D spending to develop and operationalize advanced technologies which target lower costs, improved reliability and reduced environmental impacts.

This is the capability and track record that Suncor will bring to bear as a 49% owner of Syncrude.

Several times during the presentation, we’ve mentioned the power of Suncor’s integrated business model. Our downstream is widely recognized as an industry leader in reliability and profitability. As these graphs demonstrate, we have consistently outperformed our North American refining industry peers in terms of net earnings per barrel of capacity as well as utilization rates. We run our refineries full and we run them very profitably.

For the past several years, oil sands crude has been subject to extreme pricing volatility as a result of takeaway capacity and supply/demand discontinuities. The price volatility is widely expected to continue for the next several years until pipeline infrastructure is built out and supply/demand logistics come back into balance. When oil sands prices are discounted, Suncor’s integrated downstream benefits through the purchase of discounted feedstock into its refineries. By processing the discounted crude into finished transportation fuels and selling those fuels at market price, Suncor effectively captures a global price for its oil sands crude production. In this way, our integrated downstream acts as a hedge against crude price differentials that hurt non-integrated oil producers such as Canadian Oil Sands.

With the recent announcement that Enbridge’s Line 9 has been approved to commence operations, we look forward to increasing the integration of our upstream and downstream operations. By the end of this year, we expect to begin supplying our Montreal refinery with inland crude via pipeline, further strengthening our profitable integrated business model.

Suncor is the largest operator in the oil sands with the most diverse set of operating assets. We pioneered mining and upgrading 50 years ago and were among the first to commercialize in situ production in the early 2000’s. Today we are the largest and most profitable oil sands producer and the only oil company with the assets and expertise to extract, blend and ship a full range of bitumen blends and synthetic crude oils.

Our base plant is located directly adjacent to Syncrude and our various oil sands leases surround it. We will bring strong operating experience to the governance of Syncrude and as a 49% owner of Syncrude, we would commit additional expert personnel to support operational improvements and strategic decision making. We would also explore opportunities to generate synergies in such areas as technology and logistics.

So to sum up, we believe that Suncor is offering genuine value to Canadian Oil Sands shareholders. We are in the midst of a low crude price environment. And the near to mid-term prospects for significant price recovery appear poor. The outlook for markets is very challenging, particularly for standalone producers such as Canadian Oil Sands. Suncor is offering a substantial premium and cash dividend increase to Canadian Oil Sands shareholders. By accepting our offer, Canadian Oil Sands gain ownership in an industry leader with a strong balance sheet, profitable operations and a clear path to future growth. Most importantly, in accepting our offer, Canadian Oil Sands shareholders maintain their exposure to oil and the opportunity to participate in any future oil price recovery.

We think this offer represents compelling value.

Steve Douglas

Well thanks to both Steve Williams and to Alister Cowan for their comments this morning. As I mentioned at the beginning of the call, we will not be taking questions now, but I’d like to remind Canadian Oil Sands shareholders that the offer remains open for 60 days and we will respond promptly to all questions directed to offer@Suncor.com. For members of the media listening they may also want to connect with our media relations team at media@suncor.com. In addition, over the days and weeks to come, we will be visiting with Canadian Oil Sands investors to ensure a full understanding of this offer. That process will begin today.

As we sign off, I’d like to thank everyone who listened in on the webcast. We genuinely appreciate your interest in Suncor and we look forward to meeting with many of you in the near future. …Thanks everyone and have a good day. Operator you may disconnect the call.

ADVISORIES

NOTICE TO U.S. HOLDERS

The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the Offer. This transcript is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

OFFER DOCUMENTS

This transcript does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015 along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in this transcript is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

Certain information contained in this transcript has been taken from or is based on COS documents that have been publicly filed on SEDAR under COS’ profile at www.sedar.com. Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS’ publicly filed documents, including the financial and reserves information reproduced herein. COS has not reviewed this transcript and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all historical information regarding COS included in this transcript, including all of its financial and reserves information and the pro forma financial and reserves information reflecting the pro forma effects of a combination of Suncor and COS has been derived, by necessity, from COS’ public reports and securities filings on SEDAR. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.

The information provided in this transcript is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

Forward-Looking Statements

This transcript contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about the Offer (including the proposed transaction summary (consideration, key metrics, pro forma ownership and key conditions and timing) and the expected COS shareholder potential benefits and expected pro forma benefits); Suncor’s expected future growth projects; synergies, savings, and commitments to the Syncrude project; Suncor’s anticipated future production growth; reserve life for each entity; capital expenditures; the NYMEX CL Light Sweet Crude Oil Futures contract settlement prices as presented herein and on slides referred to herein; and expectations with respect to dividends, share repurchases and future oil exposure, which are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimates”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, those relating to the tax treatment of shareholders, the expected timing of the consummation of the Offer, and certain strategic and financial benefits and operational and cost efficiencies expected to result from the consummation of the Offer) are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

All figures and descriptions provided herein related to the proposed transaction, including those around consideration, key metrics, pro forma ownership, reasons for the Offer, potential benefits to Suncor and COS shareholder and expected pro forma benefits are based on and assume the following: (i) Suncor’s and COS’ dividends, debt, liquidity, credit ratings, debt costs and assets (including reserves) will not in any way change from what was the case on October 2, 2015, in the case of Suncor, and from what Suncor ascertained from COS’ public filings on SEDAR up to and including October 2, 2015, in the case of COS, and in the case of reserves, those reported by Suncor and COS in their most recent annual information forms as at December 31, 2014; (ii) 484.6 million common shares of COS issued and outstanding immediately prior to the closing of the Offer; (iii) that all of the Shares are tendered to the Offer pursuant to the terms thereof; and (iv) no other Suncor common shares or common shares of COS are issued before closing of the Offer.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended June 30, 2015 (the “Second Quarter MD&A”) and dated July 29, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer Documents, the Second Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this transcript.

NON-GAAP MEASURES

Certain financial measures in this transcript – namely cash flow from operations, free cash flow and free cash flow per share – are not prescribed by Canadian generally accepted accounting principles (“GAAP”). All non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. All non-GAAP measures are included because management uses the information to analyze business performance, leverage and liquidity and therefore may be considered useful information by investors. Reconciliations for such non-GAAP measures are available in the slide deck that forms part of the presentation to which this transcript relates.

RESERVES

Unless noted otherwise, reserves information presented herein is presented as working interests (operated and non-operated) share before deduction of royalties and without including any royalty interests, is at December 31, 2014, and is rounded to the nearest hundred million barrels of oil or barrels of oil equivalent (boe). For more information on Suncor’s reserves, including definitions of proved and probable reserves, Suncor’s interest, location of the reserves and the product types reasonably expected therefrom, please see Suncor’s most recent Annual Information Form available at www.sedar.com and www.sec.gov. For more information on COS’ reserves, see COS’ most recent Annual Information Form available at www.sedar.com.

Certain oil and gas reserves presented in this transcript have been prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed herein in compliance with NI 51-101 are not comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51-101, the Offeror has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of future net revenue estimates based on different price and cost criteria, including standardized future prices or management’s own forecasts. Consequently, the oil and gas reserves estimates presented herein are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC.

BOE

Barrels of oil equivalent (boe)—Certain natural gas volumes have been converted to barrels of oil on the basis of six thousand cubic feet to one boe. This industry convention is not indicative of relative market values, and thus may be misleading.